SECURI 20003975)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAROLINA SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8400 HARBISON WAY
(No. and Street)

RALEIGH	**NC**	**27615**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW BURCH **919-349-8332**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW BURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAROLINA SECURITIES, INC., as of DECEMBER 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Kerry Tully-Zahnke

Public Notary

KERRY TULLY-ZAHNKE
Notary Public
Wake County, North Carolina
My Commission Expires
March 21, 2024

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carolina Securities, Inc.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2019
AND INDEPENDENT AUDITORS' REPORT

Carolina Securities, Inc.

Table of Contents

Report of Independent Registered Public Accounting Firm.. 1

Financial Statements

Statement of Financial Condition..2

Statement of Operations.. 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows.. 5

Notes to Financial Statements.. 6 - 8

Supplementary Schedule I - Computation of Net Capital... 9

Supplementray Schedule II - Computation for Determination of Reserve Requirements... 10

Supplementray Schedule III - Information Relating to the Possession or Control Requirements.. 10

Carolina Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:		
Cash	$	7,020
Property and equipment, at cost, less accumulated depreciation and amortization of $343		686
Prepaid expenses		836
Total current assets		8,542
TOTAL	$	8,542

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	202
Total current liabilities		202
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100,000 shares authorized, 200 shares issued and outstanding		2
Additional paid-in capital		125,238
Accumulated deficit		(116,900)
Total stockholder's equity		8,340
TOTAL	$	8,542

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

STATEMENT OF OPERATIONS
DECEMBER 31, 2019

REVENUE:		
Investment banking fees	$	-
Total revenue		0
OPERATING EXPENSES:		
Advertising & Marketing		0
Telecommunications		1,239
Postage and Delivery		206
Computers & Related		1,552
Regulatory Fees		2,233
Taxes		0
Dues and Subscriptions		898
Office Supplies		167
Professional Fees		6,853
Travel & Entertainment		477
Other Expenses		345
Total expenses		13,970
Net loss	$	(13,970)

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock				
	No. Shares	Amount	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, DECEMBER 31, 2018	200	$ 2	$ 114,052	$ (102,930)	$ 11,124
Net Loss				(13,970)	(13,970)
Additional paid-in capital			11,186		11,186
Balance, DECEMBER 31, 2019	200	$ 2	$ 125,238	$ (116,900)	$ 8,340

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES:		
Net loss	$	(13,970)
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in depreciation and amortization		206
Decrease in shareholder loan		998
Increase in prepaid expenses		(116)
Decrease in accounts payable and accrued expenses		(486)
Net cash provided by operating activities		(13,368)
Adjustments to reconcile net income to net cash provided by financing activities		
Additional Paid in Capital		11,186
Net cash provided by financing activities		11,186
NET DECREASE IN CASH		(2,182)
CASH AT BEGINNING OF YEAR		9,202
CASH AT END OF YEAR	$	7,020

See Independent Auditors' Report and
Notes to Financial Statements.

Carolina Securities, Inc.

NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on **June 11, 1997**. The Company is an independent, private equity placement and advisory firm focused on fund formation and marketing for highly differentiated, alternative institutional investment managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue from Contracts with Customers
Significant Judgements
Revenue from contracts with customers includes commission income and fees from commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking
Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company in contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, all amounts were immaterial.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision for liability for income taxes is necessary. The shareholder and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for the tax years before 2014.

Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be five years. Depreciation expense for the year ended December 31, 2019 equaled $206.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2019, the Company had net capital of $6,818 which was $1,818 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 2.96%.

4. COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

5. NET LOSS

The Company incurred a significant loss in 2019 and was dependent upon capital contributions from its controlling Member for working capital and net capital. The Company's controlling Member has represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival through March 1, 2021.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

6. RELATED PARTY TRANSACTIONS

As of December 31, 2019, there were no shareholder loans on the balance sheet.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 13, 2020, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Carolina Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 8,340
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Property and equipment-net	(686)
Prepaid expenses and deposits	(836)
NET CAPITAL	$ 6,818
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	202
Total aggregate indebtedness	$ 202
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	1,818
Percentage of aggregate indebtedness to net capital	2.96%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019.

See Independent Auditors' Report

Carolina Securities, Inc.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2019

SCHEDULE 2

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2019

SCHEDULE 3

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Carolina Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carolina Securities, Inc.'s management. Our responsibility is to express an opinion on Carolina Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carolina Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I (see page number 9) have been subjected to audit procedures performed in conjunction with the audit of Carolina Securities, Inc.'s financial statements. The supplemental information is the responsibility of Carolina Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Carolina Securities, Inc.'s auditor since 2016.

Maitland, Florida

February 13, 2020

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Carolina Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Carolina Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carolina Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Carolina Securities, Inc. stated that Carolina Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carolina Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carolina Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 13, 2020

Carolina Securities, Inc.

(MEMBER FINRA)

BROKER DEALERS ANNUAL EXEMPTION REPORT

Carolina Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Carolina Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

Andrew Burch

Andrew Burch
February 5, 2020